SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 6)



                        Merchants Bancshares, Inc.

                               Common Stock

                          Cusip Number 588448100
























Item 1

a.   Name of Issuer:

     Merchants Bancshares, Inc.

b.   Address of Issuer's Principal Executive offices:

          275 Kennedy Drive
          S. Burlington, VT  05403

Item 2

a.   Name of Person Filing:

          The Merchants Bank 401(k) ESOP
          Administration Committee
          Tax I.D.  #03-0284573

b.   Address of Principal Business Office or, if none, Residence:

          275 Kennedy Drive
          S. Burlington, VT  05403

c.   Citizenship:

     U.S.A

d.   Title of Class of Securities:

     Common Stock

e.   CUSIP Number

     588448100

Item 3

     Person Filing is a:

f.   Employee Benefit Plan (401(k) Employee Stock Ownership Plan)



Item 4    Ownership

a.   Amount Beneficially Owed:

     As of December 31, 1996, 329,825 shares were owned by The
     Merchants Bank 401(k) Employee Stock Ownership Plan.


b.   Percent of Class:

     7.438 %

c.   Number of shares as to which such person has:

     i.   Sole power to vote or to direct the vote *

     ii.  Shared power to vote or to direct the vote *

     iii. Sole power to dispose or to direct the disposition of *

     iv. Shared power to dispose or to direct the disposition of *

          The Merchants Bank 401(k) ESOP holds shares of Merchants Bancshares, Inc. for the benefit of the employee participants. If employee participants do not vote their shares, the 401(k) ESOP Administration Committee will vote their shares in accordance with the standard provisions of Section 404 of the Employee Retirement Income Security Act of 1974.

Item 5    Ownership of Five Percent or Less of a Class:

          N/A

Item 6    Ownership of More than Five Percent on Behalf of Another
          Person:

          The Merchants Bank 401(k) Employee Stock Ownership Plan is composed of employee participants who receive all dividends from, and the proceeds from the sale of said securities.




Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company:

          N/A

Item 8    Identification and Classification of Members of the
          Group:

          See Exhibit 1

Item 9    Notice of Dissolution of Group:

          N/A

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          .......................................................
          Date

          ........................................................
          Signature

          Michael Breen, Corporate Banking Officer and member of Retirement Plan Administration Committee.








                                 Exhibit 1


                         Position with                 Position
     Name             Merchants Bancshares        with Bank

Michael W. Breen    Vice President                Corporate Banking Officer


Thomas R. Havers    Senior Vice President    Senior Operations & Information
                                             System Officer

Janet P. Spitler    Treasurer                Finance Manager/Controller